UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2026

Commission File Number: 001-42701

Jyong Biotech Ltd.

23F-3, No. 95, Section 1, Xintai 5th Road,
Xizhi District, New Taipei City,
Taiwan, 221

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

On February 6, 2026, Jyong Biotech Ltd. (the “Company”) announced that Wei (Vivi) Zhang has been appointed as the Company’s Chief Financial Officer, effective February 6, 2026. Ms. Zhang will be replacing Alfred Ying.

Ms. Wei (Vivi) Zhang is an experienced finance executive with extensive leadership experience in initial public offerings, funds raising and public companies. Most recently, Ms. Wei served as a consultant for a private company in its initial public offering process. Before that, from 2019 to January 2024, she served as Chief Financial Officer and director at Global Mofy AI Limited (f/k/a Global Mofy Metaverse Limited) (listed on Nasdaq since 10/2023: GMM). Ms. Zhang received a bachelor’s degree in accounting from the University of South Australia and an MBA degree from the University of Oxford.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Jyong Biotech Ltd.

Date: February 6, 2026	By:	/s/ Fu-Feng Kuo
	Name:	Fu-Feng Kuo
	Title:	Chief Executive Officer

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